Exhibit 99.1

AYR Announces Closing Date for Previously Announced Plan of Arrangement is targeted for on or around February 7, 2024

MIAMI FL, January 31, 2024 – AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, is pleased to announce that it has met the regulatory requirements necessary for the closing of the previously announced plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”) involving the Company and AYR Wellness Canada Holdings Inc. (“AYR Wellness Canada”), including obtaining the final order from the Ontario Superior Court of Justice (Commercial List) approving the Arrangement, as previously announced, as well as required approvals from applicable state cannabis regulators. As such, the closing of the Arrangement is targeted for on or around February 7, 2024, and the record date for determining the Shareholders (as defined below) entitled to receive the Anti-Dilutive Warrants (as defined below) pursuant to the Arrangement has been set as the close of business on February 5, 2024.

Pursuant to the Arrangement, among other things, (a) all of the outstanding 12.50% senior secured notes due December 10, 2024 issued by the Company (the “Senior Notes”) shall be exchanged for new 13.0% senior secured notes due December 10, 2026 of AYR Wellness Canada, a wholly-owned subsidiary of the Company (the “New AYR Exchanged Notes”), which New AYR Exchanged Notes shall be guaranteed by the Company and its subsidiaries and secured by substantially all of their assets (in each case, subject to certain exceptions), (b) 29,040,140 subordinate, restricted or limited voting shares (“SVS Shares”), representing approximately 24.9% of the pro forma fully-diluted issued capital (net of the Anti-Dilutive Warrants and subject to certain exclusions) will be issued to the holders of the New AYR Exchanged Notes, (c) 23,046,067 warrants each exercisable for one SVS Share at US$2.12 (the “Anti-Dilutive Warrants”) shall be issued to the holders of record of the issued and outstanding (i) SVS Shares, (ii) multiple voting shares of the Company and (iii) shares of any subsidiary of the Company that are exchangeable for SVS Shares (collectively, the “Shareholders”), representing in the aggregate approximately 16.5% of the pro forma fully-diluted issued capital (inclusive of the SVS Shares to be issued on closing), (d) AYR Wellness Canada shall issue US$50 million aggregate principal amount of additional 13.0% senior secured notes due December 10, 2026 (subject to a 20% original issue discount) (the “New 2026 Additional Notes”) and (e) 5,947,980 SVS Shares representing approximately 5.1% of the pro forma fully-diluted issued capital (net of the Anti-Dilutive Warrants and subject to certain exclusions) will be issued to the Backstop Party1.

Further details of the Arrangement are described in the Company’s management information circular dated November 15, 2023 mailed to holders of the Senior Notes (the “Senior Noteholders”) in connection with the special meeting of Senior Noteholders held on December 15, 2023, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Senior Notes, New AYR Exchanged Notes, SVS Shares or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The exchange of the Senior Notes for the New AYR Exchanged Notes as well as the issuance of the SVS Shares, Anti-Dilutive Warrants and New 2026 Additional Notes, as described above, remains subject to completion of the Arrangement.

1 On October 31, 2023, the Company entered into a backstop commitment letter with the Backstop Party (as defined therein), pursuant to which the Backstop Party agreed to, among other things, purchase any of the New 2026 Additional Notes not otherwise purchased by the Senior Noteholders, in consideration for which the Company shall issue 5,947,980 SVS Shares (or shares of a subsidiary of the Company that are exchangeable for SVS Shares) to the Backstop Party or as the Backstop Party may direct on closing of the Arrangement.

Moelis & Company LLC is serving as exclusive financial advisor to the Company. Stikeman Elliott LLP and Weil Gotshal & Manges LLP are acting as the Company’s Canadian and U.S. legal counsel, respectively. Ducera Partners LLC is serving as financial advisor to the supporting holders of the Senior Notes (the “Supporting Senior Noteholders”). Goodmans LLP and Paul Hastings LLP are acting as the Supporting Senior Noteholders’ Canadian and U.S. legal counsel, respectively.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Company Contact:
Jon DeCourcey

Head of Investor Relations
T: (786) 885-0397

Email: ir@ayrwellness.com

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, timing for the completion of the Arrangement and the satisfaction of closing conditions. In particular, there can be no assurance that the Arrangement will be completed. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. The Company also cautions readers that the forward-looking financial information contained in this news release and any management-prepared presentation filed on SEDAR+ are only provided to assist readers in understanding management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose.